

06010239

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

29th December 2005

SUPPL



SEC MAIL
RECEIVED
PROCESSING
JAN 11 2006
WASH. D.C.
185
SEC

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Joint Announcement, Update on Placing of New Shares and Connected Transaction dated 16 December 2005, 21 December 2005 and 23 December 2005 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
JAN 13 2006
THOMSON
FINANCIAL

dlw 1/12


新世界發展有限公司
New World Development Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0017)


NEW WORLD TMT
新世界信息科技有限公司*
New World TMT Limited

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0301)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF NEW WORLD TMT LIMITED BY NEW WORLD DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961) AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

DESPATCH OF SCHEME DOCUMENT

Financial Adviser to New World Development Company Limited


Standard
Chartered

Standard Chartered Bank (Hong Kong) Limited

Joint Independent Financial Advisers to the Independent Board Committee of New World TMT Limited


COMMERZBANK

Commerzbank AG Hong Kong Branch


ACCESS
CAPITAL

The Scheme Document was despatched to the Shareholders on Friday, 16 December 2005.

The respective notices of Court Meeting and Extraordinary General Meeting of NWTMT to be held on Friday, 13 January 2006 are set out in the Scheme Document.

The Independent Shareholders should consider carefully the recommendation of the Independent Board Committee and the factors, reasons and recommendations in relation to the Proposal as set out in the letter from Commerzbank and Access Capital, the joint independent financial advisers to the Independent Board Committee, before making a decision on the Proposal.

The Independent Board Committee, having considered the factors, reasons and recommendations of Commerzbank and Access Capital that the terms of the Proposal, including the Cancellation Price, are fair and reasonable in so far as the Independent Shareholders are concerned, the details of which are set out in the letter from Commerzbank and Access Capital to the Independent Board Committee contained in the Scheme Document, recommends the Independent Shareholders to vote in favour of the appropriate resolution to approve the Scheme at the Court Meeting and the special resolution to approve and give effect to the reduction of the issued share capital of NWTMT at the Extraordinary General Meeting.

Shareholders and/or potential investors in NWTMT should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out in the Scheme Document being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Monday, 20 February 2006 (Cayman Islands time). Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 31 May 2006 (or such later date as NWD and NWTMT may agree or, to the extent applicable, as the Grand Court may allow) and the Scheme Shareholders will be notified accordingly by press announcements.

Shareholders and/or potential investors in NWTMT are advised to exercise extreme caution when dealing in the Shares.

Introduction

Reference is made to the joint announcement dated 2 November 2005 (the "**First Announcement**") by New World Development Company Limited ("**NWD**") and New World TMT Limited ("**NWTMT**"), the announcement dated 16 November 2005 (the "**Second Announcement**") by NWTMT and the joint announcement dated 17 November 2005 by NWD and NWTMT (together with the First Announcement and the Second Announcement, the "**Announcements**"). Terms defined in the Announcements have the same meaning when used in this announcement unless otherwise defined herein.

Despatch of the Scheme Document

The Scheme Document was despatched to the Shareholders on Friday, 16 December 2005.

The Scheme Document contains, inter alia, further details of the Proposal and the Scheme, the expected timetable, the explanatory memorandum as required under the Rules of the Grand Court, information regarding the NWTMT Group, a letter from the Independent Board Committee, a letter from the joint independent financial advisers to the Independent Board Committee, a notice of Court Meeting and a notice of extraordinary general meeting of NWTMT (the "**Extraordinary General Meeting**").

Recommendation of the Independent Board Committee

The Independent Board Committee, comprising Dr. Lam Man-Kit, Dominic, The Honourable Shek Lai-Him, Abraham and Mr. Kong Chi-How, Johnson, all being independent non-executive directors of NWTMT, has been established by the board of directors of NWTMT to make a recommendation to the Independent Shareholders in respect of the Proposal.

Commerzbank AG Hong Kong Branch ("**Commerzbank**") and Access Capital Limited ("**Access Capital**") have been appointed by the board of directors of NWTMT as the joint independent financial advisers to advise the Independent Board Committee in connection with the Proposal and the Independent Board Committee has approved the appointment of the joint independent financial advisers. The Scheme Document contains, inter alia, a letter from Commerzbank and Access Capital giving their advice and recommendation to the Independent Board Committee on the Proposal.

The Independent Shareholders should consider carefully the recommendation of the Independent Board Committee and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from Commerzbank and Access Capital before making a decision on the Proposal.

The Independent Board Committee, having considered the factors, reasons and recommendations of Commerzbank and Access Capital that the terms of the Proposal, including the Cancellation Price, are fair and reasonable in so far as the Independent Shareholders are concerned, the details of which are set out in the letter from Commerzbank and Access Capital to the Independent Board Committee contained in the Scheme Document, recommends the Independent Shareholders to vote in favour of the appropriate resolution to approve the Scheme at the Court Meeting and the special resolution to approve and give effect to the reduction of the issued share capital of NWTMT at the Extraordinary General Meeting.

Actions to be taken by the Shareholders are set out in the Scheme Document.

Indebtedness

At the close of business on 31 October 2005, being the latest practicable date for the purpose of the indebtedness statement prior to the printing of the Scheme Document, the NWTMT Group had outstanding borrowings of approximately HK$3,138 million comprising unsecured bank borrowings of approximately HK$19 million, secured bank borrowings of approximately HK$520 million, other secured borrowing of approximately HK$4 million, other unsecured borrowing due to a fellow subsidiary of approximately HK$2,550 million and other unsecured borrowings due to minority shareholders of certain subsidiaries of approximately HK$45 million.

Meetings

The Court Meeting and the Extraordinary General Meeting (collectively, the "**Meetings**") will be held at 10:30 a.m. and 11:00 a.m. (or so soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on Friday, 13 January 2006 in Concord Room, 8th Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong. Notices of the Meetings are set out in the Scheme Document.

A further announcement will be made by NWTMT in relation to, inter alia, the voting results of the Court Meeting and the Extraordinary General Meeting.

Closure of register of members of NWTMT

For the purpose of determining the entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting, the register of members of NWTMT will be closed from Tuesday, 10 January 2006 to Friday, 13 January 2006 (both dates inclusive) and during such period, no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 9 January 2006. With effect from 3 January 2006, NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

Provided that the Proposal is approved, the last day for dealing in the Shares on the Stock Exchange will be Tuesday, 14 February 2006. In such event, the register of members of NWTMT will be closed from Monday, 20 February 2006. To qualify for entitlements under the Scheme, all transfers accompanied by the relevant share certificates must be lodged with the NWTMT's branch share registrar in Hong Kong by no later than 4:00 p.m. on Friday, 17 February 2006.

Conditions of the Proposal

Shareholders and/or potential investors in NWTMT should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out in the Scheme Document being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Monday, 20 February 2006 (Cayman Islands time). Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 31 May 2006 (or such later date as NWD and NWTMT may agree or, to the extent applicable, as the Grand Court may allow) and the Scheme Shareholders will be notified accordingly by press announcements.

The listing of the Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or is withdrawn or lapses.

Shareholders and/or potential investors in NWTMT are advised to exercise extreme caution when dealing in the Shares.

Expected Timetable

Latest time for lodging transfers of the Shares to qualify for entitlement to attend and vote at the Court Meeting and the Extraordinary General Meeting	4:00 p.m. on Monday, 9 January 2006
Register closed for determination of entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting *(Note 1)*	Tuesday, 10 January 2006 to Friday, 13 January 2006 (both dates inclusive)
Latest time for lodging forms of proxy in respect of *(Notes 2 and 4)*:	
Court Meeting	10:30 a.m. on Wednesday, 11 January 2006
Extraordinary General Meeting	11:00 a.m. on Wednesday, 11 January 2006
Suspension of dealings in the Shares	9:30 a.m. on Friday, 13 January 2006
Court Meeting *(Note 3)*	10:30 a.m. on Friday, 13 January 2006
Extraordinary General Meeting *(Note 3)*	11:00 a.m. on Friday, 13 January 2006 or so soon thereafter as the Court Meeting shall have been concluded or adjourned

Event	Time and date
Announcement of the results of the Meetings published on the Stock Exchange website	7:00 p.m. on Friday, 13 January 2006
Announcement of the results of the Meetings in The Standard and Hong Kong Economic Times	Monday, 16 January 2006
Resumption of dealings in the Shares	9:30 a.m. on Monday, 16 January 2006
Hearing of NWTMT's application to the Grand Court to dispense with settling of a list of creditors *(Note 4)*	Friday, 20 January 2006
Last day for dealings in the Shares	Tuesday, 14 February 2006
Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme	4:00 p.m. on Friday, 17 February 2006
Book close date *(Note 5)*	Monday, 20 February 2006
Record Time	5:00 p.m. on Monday, 20 February 2006
Grand Court hearing of the petition to sanction the Scheme and to confirm the reduction of capital of NWTMT *(Note 4)*	Monday, 20 February 2006
Effective Date *(Notes 4 and 6)*	Monday, 20 February 2006
Announcement of the Effective Date and withdrawal of the listing of the Shares on the Stock Exchange in The Standard and Hong Kong Economic Times	Tuesday, 21 February 2006
Withdrawal of the listing of the Shares on the Stock Exchange *(Note 6)*	9:30 a.m. on Tuesday, 21 February 2006
Cheques for payment under the Scheme to be despatched on or before	Thursday, 2 March 2006

Notes:

1. The registers of members of NWTMT kept in the Cayman Islands and Hong Kong respectively will be closed during such period for the purpose of determining entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting. This book close period is not for determining entitlements under the Scheme.

2. Forms of proxy should be lodged with the principal place of business of NWTMT in Hong Kong, at 2008, 20th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong, as soon as possible and in any event not later than the relevant times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the white form of proxy for the Extraordinary General Meeting must be lodged not later than the time and date stated above. Completion and return of a form of proxy for the Court Meeting will not preclude an Independent Shareholder from attending and voting in person at that Meeting. Completion and return of a form of proxy for the Extraordinary General Meeting will not preclude a Shareholder from attending and voting in person at that Meeting. In each such event, the returned form of proxy will be deemed to have been revoked. In the case of any beneficial owner of Shares ("Beneficial Owner") whose Shares are held upon trust by and registered in the name of a nominee, trustee, depository or any other authorised custodian or third party ("Registered Owner"), such Beneficial Owner should contact the Registered Owner and provide him/her/it with instructions or make arrangements with him/her/it in relation to the manner in which the Shares of the Beneficial Owner should be voted at the Court Meeting and/or the Extraordinary General Meeting. Such instructions and/or arrangements should be given or made in advance of the aforementioned latest time for the lodgement of forms of proxy in respect of the Court Meeting and the Extraordinary General Meeting in order to provide the Registered Owner with sufficient time to accurately complete his/her/its proxy and to submit it by the deadline stated above. To the extent that any Registered Owner requires instructions from or arrangements to be made with any Beneficial Owners at a particular date or time in advance of the aforementioned latest time for the lodgement of forms of proxy in respect of the Court Meeting and the Extraordinary General Meeting, then any such Beneficial Owner should comply with the requirements of the Registered Owner.

   Any Beneficial Owner whose Shares are deposited in Central Clearing and Settlement System ("CCASS") operated by Hong Kong Securities Clearing Company Limited and registered under the name of HKSCC Nominees Limited must, unless such Beneficial Owner is a person admitted to participate in CCASS as an investor participant (the "Investor Participant"), contact their broker, custodian, nominee or other relevant person who is, or has in turn deposited such Shares with, a CCASS participant ("Other CCASS Participant") regarding voting instructions to be given to such persons if they wish to vote in respect of the Scheme of Arrangement. The same timeframes for contacting their broker, custodian, nominee or other relevant person as set out in the previous paragraph apply to such Beneficial Owners. The procedure for voting in respect of the Scheme of Arrangement by the Investor Participants and the Other CCASS Participants with respect to Shares registered under the name of HKSCC Nominees Limited shall be in accordance with the "General Rules of CCASS" and the "CCASS Operational Procedures".

3. The Court Meeting and the Extraordinary General Meeting will be held at Concord Room, 8th Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong at the times and dates specified above. Please see the notice of Court Meeting and the notice of Extraordinary General Meeting set out in the Scheme Document for details.

4. All references in this announcement and the Scheme Document to times and dates are references to Hong Kong times and dates, other than references to the expected dates for the hearing of NWTMT's application to the Grand Court to dispense with settling of a list of creditors, the Grand Court hearing of the petition to sanction the Scheme and to confirm the reduction of capital of NWTMT and the Effective Date, which are references to the relevant dates in the Cayman Islands. Cayman Islands time is 13 hours behind Hong Kong time.

5. The registers of members of NWTMT kept in the Cayman Islands and Hong Kong respectively will be closed on that date for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.

6. The Scheme will become effective when it is sanctioned (with or without modifications) by the Grand Court and a copy of the Grand Court order is delivered to the Registrar of Companies in the Cayman Islands for registration. Registration is expected to take place in the morning on Monday, 20 February 2006 (Cayman Islands time) (which will be the evening on Monday, 20 February 2006 (Hong Kong time)). However, in the event that not all of the conditions have been fulfilled (or, as applicable, waived) by Monday, 20 February 2006, being the proposed date of the Grand Court hearing of the petition to sanction the Scheme and to confirm the reduction of capital of NWTMT, the timetable of events thereafter will be changed. Independent Shareholders should note the conditions of the Proposal set out in the explanatory memorandum in the Scheme Document. If the Scheme becomes effective, it is expected that the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Tuesday, 21 February 2006.

It should be noted that the above timetable, which is based on the assumption that the Scheme will be approved by the Independent Shareholders and mainly dependent on the availability of the dates for the Grand Court to hear the proceedings relating to the Scheme, is subject to change. Further announcements will be made in the event that there is any change.

By Order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

By Order of the Board of
New World TMT Limited
Richard Poon
Company Secretary

Hong Kong, 16 December 2005

As at the date of this announcement, the board of directors of NWD comprises: (a) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the NWTMT Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the NWTMT Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the NWTMT Group) misleading.

As at the date of this announcement, the board of directors of NWTMT comprises: (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. WONG Chi-Chiu, Albert and Dr. WAI Fung-Man, Norman; (ii) non-executive directors: Mr. Wilfried Ernst KAFFENBERGER (alternate director to Mr. Wilfried Ernst KAFFENBERGER: Mr. YEUNG Kun-Wah, David), Mr. FU Sze-Shing, Mr. LEE Sean, Sammy and Mr. LAI Hing-Chiu, Dominic; and (iii) independent non-executive directors: Dr. LAM Man-Kit, Dominic, The Honourable SHEK Lai-Him, Abraham and Mr. KONG Chi-How, Johnson.

The directors of NWTMT jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to NWD and its subsidiaries (except the NWTMT Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to NWD and its subsidiaries (except the NWTMT Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to NWD and its subsidiaries (except the NWTMT Group)) misleading.

* *For identification purposes only.*



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

UPDATE ON PLACING OF NEW SHARES

The number of Placing Shares expected to be issued pursuant to the Placing Agreement will be reduced from 280,000,000 to 107,000,000, representing approximately 3.06% of the existing issued share capital of the Company and approximately 2.97% of the issued share capital as enlarged by the issue of such Placing Shares.

Reference is made to the First Announcement. Terms defined in the First Announcement shall have the same meanings when used in this announcement, unless otherwise defined in this announcement.

The Executive has ruled that one of the Placees procured by the Placing Agent to subscribe for 174,000,000 Placing Shares is a person presumed to be acting in concert with CTF under the Takeovers Code. The Executive has stated that if the relevant parties wish to rebut such presumption, the matter must be considered by the Panel. The Company has been informed by the Placing Agent that although CTF and such Placee do not concede that such Placee is a person acting in concert with CTF and such Placee has not actively cooperated with CTF to obtain or consolidate control of the Company through the acquisition by such Placee of Shares, in view of the time limit for fulfilment of the condition precedent of the Placing Agreement and the time, effort and other resources involved in such review process, such Placee has decided, in relation to the Placing, not to take the matter before the Panel.

In view of the above development, the number of Placing Shares expected to be issued pursuant to the Placing Agreement, after taking into account an additional Placee procured by the Placing Agent, will be reduced from 280,000,000 to 107,000,000, representing approximately 3.06% of the existing issued share capital of the Company and approximately 2.97% of the issued share capital of the Company as enlarged by the issue of such Placing Shares. The Placing Agent has informed the Company that based on information available, such additional individual Placee is not acting in concert (as defined in the Takeovers Code) with CTF and is not a connected person of the Company (as defined in the Listing Rules). On such basis, the net proceeds from the Placing are expected to be reduced to approximately HK$1.2 billion. The Company intends to apply such net proceeds from the Placing for repayment of part of the bank loans of the Group.

Set out below is a table showing (i) the shareholding structure of the Company as at the date of this announcement; and (ii) the Company's shareholding structure immediately after the completion of the Placing on the basis that 107,000,000 Placing Shares are issued pursuant to the Placing Agreement and assuming that no new Shares will be issued by, and there are no other changes in the shareholding of, the Company from the date of this announcement to the Completion Date:

	As at the date of this announcement		**Immediately after completion of the Placing**	
	Shares	%	**Shares**	%
CTF	1,240,160,658	35.52%	1,240,160,658	34.46%
The Directors	5,576,246	0.16%	5,576,246	0.16%
The Placees	—	—	107,000,000	2.97%
Public Shareholders	2,245,828,719	64.32%	2,245,828,719	62.41%
	3,491,565,623	100.00%	3,598,565,623	100.00%

As mentioned in the First Announcement, the Placing is conditional upon the Listing Committee of the Stock Exchange granting or agreeing to grant permission to deal in and listing of the Placing Shares. As at the date of this announcement, such condition has not been fulfilled yet.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

CTF	Chow Tai Fook Enterprises Limited, a controlling Shareholder within the meaning of the Listing Rules
Executive	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director
First Announcement	the announcement of the Company in relation to the placing of new Shares dated 12 December 2005
Panel	the Takeovers and Mergers Panel

By order of the Board
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 21 December 2005

As at the date of this announcement, the Board comprises (1) Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart as executive Directors; (2) Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas as non-executive Directors; and (3) Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.


新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)


New World China Land Limited
新世界中國地產有限公司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 0917)

CONNECTED TRANSACTION INVOLVING ACQUISITION OF 50% EQUITY INTEREST IN GUANGZHOU RONGHE REAL ESTATE CO., LTD.

The respective board of directors of NWD and NWC announced that Fu Hong, an indirect wholly-owned subsidiary of NWC, which in turn is a subsidiary of NWD, had entered into an agreement with Stand Way and Guangzhou Sheng-xian relating to the acquisition of 50% equity interest in Guangzhou Ronghe for a consideration of RMB100,000,000 (equivalent to approximately HK$96,153,846).

Stand Way is beneficially owned by Mr. Fu Sze-yin, a brother of Mr. Fu Sze-shing who is a non-executive director of NWC. As such, Stand Way is regarded as an associate of a connected person of NWC within the meaning of the Listing Rules. The Agreement therefore constitutes a connected transaction for NWC. As at the date of this announcement, NWD held approximately 71% attributable interests in the issued share capital of NWC, the Agreement also constitutes a connected transaction for NWD.

As each of the relevant percentage ratio as defined in Rule 14A.10 of the Listing Rule is less than 2.5%, the transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

THE AGREEMENT DATED 23RD DECEMBER 2005

Parties:

Purchaser : Fu Hong, a company incorporated in the British Virgin Islands, an indirect wholly-owned subsidiary of NWC

Vendor : Stand Way, an investment holding company incorporated in Hong Kong. Stand Way is the beneficial and registered owner of the Sale Interest

Other party : Guangzhou Sheng-xian

The acquisition

Pursuant to the Agreement, Fu Hong has agreed to acquire and Stand Way has agreed to dispose the Sale Interest, representing 50% equity interest in Guangzhou Ronghe.

Guangzhou Ronghe

Guangzhou Ronghe is a sino-foreign co-operative joint venture company established under the laws of the PRC with registered capital of RMB93,330,000 (equivalent to approximately HK$89,740,385). The registered capital has been fully paid up. At the date of the Agreement, Guangzhou Ronghe was

beneficially owned as to 95% by Stand Way and 5% by Guangzhou Sheng-xian. Stand Way is beneficially owned by Mr. Fu Sze-yin whilst Guangzhou Sheng-xian is beneficially owned as to 50% by Mr. Fu Sze-yin and 50% by Mr. Fu Sze-shing. Upon completion of the Agreement, Guangzhou Ronghe will be owned by Fu Hong, Stand Way and Guangzhou Sheng-xian as to 50%, 45% and 5% respectively.

The principal asset of Guangzhou Ronghe is the holding of development rights in respect of a piece of Land with a site area of 268,474.83 square metres. Pursuant to a land grant contract dated 17th January 1993 entered into between the Land Bureau in Zengcheng, Guangzhou City and Guangzhou Ronghe, the land use rights in respect of the Land was agreed to be granted to Guangzhou Ronghe for 70 years commencing from 10th February 1993 to 9th February 2062 (both days inclusive). At present, the Land has not yet been developed.

The audited net asset value of Guangzhou Ronghe as at 31st December, 2004 was RMB93,330,000 (equivalent to approximately HK$89,740,385). Guangzhou Ronghe did not make any profit or incur any loss for the two financial years ended 31st December 2004.

Consideration and payment

The consideration payable by Fu Hong to Stand Way for acquisition of the Sale Interest under the Agreement was RMB100,000,000 (equivalent to approximately HK$96,153,846) and will be payable by Fu Hong in the following manner:

(a) payment of RMB60,000,000 within 3 working days from the day on which the Agreement was signed;

(b) payment of RMB10,000,000 within 3 working days from the day on which Guangzhou Ronghe has obtained the necessary government approval in respect of the transfer of the Sale Interest to Fu Hong as well as new approval certificate and business licence reflecting the change in its shareholding;

(c) payment of RMB10,000,000 within 3 working days from the day on which Guangzhou Ronghe has obtained the certificate for the state-owned land use rights in respect of the Land;

(d) payment of RMB20,000,000 within 3 working days from the day on which Guangzhou Ronghe has obtained the planning permit of construction land and the government approval of the master development plan.

The consideration is determined by reference to the valuation of the Land as at 16th December 2005 at a value of RMB205,300,000 as carried out by Chesterton Petty Ltd., an independent valuer. The consideration payable by Fu Hong under this Agreement will be financed by the internal resources of NWC.

The original acquisition cost of the Land, including land premium (RMB40,271,200) to Guangzhou Ronghe was approximately RMB109,823,669, of which RMB25,295,669 will be payable before the end of June 2006.

Completion of the Agreement

The Agreement will be completed upon completion of the registration procedures to effect the transfer of the Sale Interest. Guangzhou Ronghe will be accounted for as a jointly controlled entity of NWC upon completion of the Agreement.

Covenant

It was provided in the Agreement that if Guangzhou Ronghe fails to obtain the government approval in respect of the development of the Land within six months and the planning permits of construction within one year after signing of the Agreement, the Agreement will be terminated and Stand Way will as soon as possible thereafter, buy back from Fu Hong the Sale Interest and return the instalments paid by Fu Hong

under the Agreement with interest being calculated at the lending rate promulgated by The People's Bank of China prevailing at that time. NWD and NWC will comply with all relevant requirements under the Listing Rules in the event of such buy back and will make further announcement in this regard at that time.

Other principal terms of the Agreement

Board representation

The board of directors of Guangzhou Ronghe will comprise 9 directors, of which 5 directors will be nominated by Fu Hong and 4 directors will be nominated by Stand Way. The Chairman and Vice-Chairman of the board of directors of Guangzhou Ronghe will be nominated by Fu Hong and Stand Way respectively.

Profit sharing

Fu Hong will be entitled to the first RMB100,000,000 profits available for distribution by Guangzhou Ronghe. Stand Way and Guangzhou Sheng-xian together will then be entitled to the distributable profits in excess of RMB100,000,000 up to the limit of RMB100,000,000. Any distributable profits in excess of RMB200,000,000, or any loss incurred by Guangzhou Ronghe, will be shared by Fu Hong, Stand Way and Guangzhou Sheng-xian in proportion to their shareholding in Guangzhou Ronghe.

Funding of the project

Stand Way and Fu Hong undertook to provide a shareholder's loan of RMB20,000,000 each to Guangzhou Ronghe after receipt of the planning permit of construction land. The shareholders' loan will have an initial term of three years, renewable upon its expiry and will carry interest at a rate promulgated by The People's Bank of China in respect of 3-year term loans. Any shareholders' loan being renewed will carry interest at a rate determined by the board of Guangzhou Ronghe with reference to capital market conditions.

REASONS FOR THE TRANSACTION

The core businesses of NWD include property, infrastructure, services as well as telecommunications and technology. NWC is principally engaged in property development and property related investment in the PRC.

The directors (including the independent non-executive directors) of NWD and NWC considers that acquisition of the Sale Interest represents a good investment opportunity to acquire an interest in the Land taking into account of its convenient location in the eastern part of Guangzhou and its desirable environmental surroundings. It is the present intention of the boards to develop the site into high class residential area comprising luxurious villas for sale and investment purpose. The directors of NWD and NWC consider that the acquisition will enable NWC to capture the growing market demand for high class residential premises in South China.

The terms of the Agreement are arrived at after arm's length negotiation between Fu Hong and Stand Way with reference to the independent professional valuation of the Land. The directors (including the independent non-executive directors) of NWD and NWC considers that the Agreement is on normal commercial terms and is fair and reasonable so far as their respective company and shareholders are concerned and the Agreement is in the interest of NWD and NWC.

GENERAL

Stand Way is beneficially owned by Mr. Fu Sze-yin, a brother of Mr. Fu Sze-shing who is a non-executive director of NWC. As such, Stand Way is regarded as an associate of a connected person of NWC within the meaning of the Listing Rules. The Agreement therefore constitutes a connected transaction for NWC under the Listing Rules. As at the date of this announcement, NWD held approximately 71% attributable interests in the issued share capital of NWC, the Agreement also constitutes a connected transaction for NWD under the Listing Rules. Since each of the relevant percentage ratio as defined in Rule 14A.10 of the Listing Rule

is less than 2.5%, the transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

TERMS USED IN THIS ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Agreement"	an agreement dated 23rd December 2005 made between Stand Way, Fu Hong and Guangzhou Sheng-xian relating to the transfer of the Sale Interest from Stand Way to Fu Hong
"Fu Hong"	Fu Hong Investments Limited, a company incorporated in British Virgin Islands and an indirect wholly-owned subsidiary of NWC
"Guangzhou Sheng-xian"	廣州勝賢投資有限公司 (Guangzhou Sheng-xian Investments Co., Ltd.*), a company incorporated in the PRC, being the beneficial owner of 5% interest in Guangzhou Ronghe. Guangzhou Sheng-xian is beneficially owned as to 50% by Mr. Fu Sze-yin and 50% by Mr. Fu Sze-shing
"Guangzhou Ronghe"	廣州榮和房地產有限公司 (Guangzhou Ronghe Real Estate Co., Ltd.*), a company incorporated in the PRC
"Land"	The piece of land located at Lot Chen Jia Lin, Xindun and Nanan Cun, Xintang Town, Zengcheng, Guangdong Province, the PRC (中國廣東省增城市新塘鎮新墩村及南安村陳家林地段)
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NWC"	New World China Land Limited, a company incorporated in the Cayman Islands, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Sale Interest"	50% of the equity interest in Guangzhou Ronghe
"Stand Way"	Stand Way Estate Limited, a company incorporated in Hong Kong, being the beneficial and registered owner of 95% interest in Guangzhou Ronghe as at the date of the Agreement. Stand Way is beneficially owned by Mr. Fu Sze-yin, a brother of Mr. Fu Sze-shing who is a non-executive director of NWC
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World China Land Limited
Chow Yu-chun, Alexander
Company Secretary

Hong Kong, 23rd December 2005

At the date of this announcement, (a) the executive directors of NWD are Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Messrs. Liang Chong-hou, David and Leung Chi-kin, Stewart; (b) the non-executive directors of NWD are Messrs. Cheng Yue-pui, Cheng Kar-shing, Peter, Chow Kwai-cheung, Ho Hau-hay, Hamilton and Liang Cheung-biu, Thomas, and (c) the independent non-executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John.

At the date of this announcement, (a) the executive directors of NWC are Dr. Cheng Kar-shun, Henry, Messrs. Doo Wai-hoi, William, Cheng Kar-shing, Peter, Leung Chi-kin, Stewart, Chow Kwai-cheung, Chow Yu-chun, Alexander and Fong Shing-kwong, Michael; (b) the non-executive director of NWC is Mr. Fu Sze-shing; and (c) the independent non-executive directors of NWC are Messrs. Cheng Wai-chee, Christopher, Tien Pei-chun, James and Lee Luen-wai, John.

For the purpose of this announcement, the translation of RMB into HK$ is based on the approximate exchange rate of RMB1.04 = HK$1.00.

* *The unofficial English transliterations or translations are for identification purposes only.*

Please also refer to the published version of this announcement in ***The Standard.***